UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Meritage Homes Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

59001A102

(CUSIP Number)

Steven J. Hilton
17851 N. 85th Street, Suite 300
Scottsdale, Arizona 85255
(480) 515-8003

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 30, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59001A102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Steven J. Hilton

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,977,194 shares

	8.	Shared Voting Power 0 shares

	9.	Sole Dispositive Power 1,977,194 shares

	10.	Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,977,194 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.5%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Amendment No. 3 to Schedule 13D (the “Statement”) is filed in relation to the Company’s Common Stock. The Company’s principal executive office address is 17851 N. 85th Street, Suite 300, Scottsdale, Arizona 85255.

Item 2.	Identity and Background
The name, address and background information for the person filing this Statement is as follows:
(a) This Statement is filed by Steven J. Hilton.
(b) Mr. Hilton’s business address is as follows:
c/o Meritage Homes Corporation 17851 N. 85th Street, Suite 300 Scottsdale, Arizona 85255

(c)           Mr. Hilton’s present principal occupation is Chairman and Chief Executive Officer of the Company. The Company is engaged in the business of designing, building and selling single-family attached and detached homes. The address of the Company is set forth in (b) above.

(d) Mr. Hilton has not been convicted in a criminal proceeding (excluding, if any, traffic violations or similar misdemeanors), in the past five years.

(e)           During the last five years, Mr. Hilton has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which proceeding, he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Hilton is a United States citizen.
Item 3.	Source and Amount of Funds or Other Consideration
Not applicable.
Item 4.	Purpose of Transaction

This Statement is an amendment to the Amendment No. 2 to Schedule 13D (the “Prior Statement”) that was filed by Mr. Hilton with the Securities and Exchange Commission on October 5, 2001. The purpose of this Statement is to update the Prior Statement to reflect the results of various transactions in the Company’s Common Stock by Mr. Hilton since the date of the Prior Statement, including the sale by Mr. Hilton of 300,000 shares of Common Stock in a registered public offering in March 2005, stock option exercises and periodic sales of Common Stock for personal financial reasons and to update certain other information.

Mr. Hilton is presently the Chairman of the Board of Directors and Chief Executive Officer of the Company and he intends to continue to participate in the management and operations of the Company.

Mr. Hilton purchased or received the shares of Common Stock beneficially owned by him for investment purposes or pursuant to the Company’s benefit plans that have been in place from time to time. Subject to restrictions imposed by the federal securities laws and the Company’s insider trading policy, depending on market conditions, economic conditions and any other relevant factors, Mr. Hilton may alter his holdings in the Common Stock through open market purchases or sales, or through privately negotiated transactions. Mr. Hilton intends to evaluate his holdings in the Company on a continual basis. Except as is consistent with Mr. Hilton’s positions as Chairman of the Board of Directors and Chief Executive Officer of the Company, Mr. Hilton has no plans or proposals that would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)         Mr. Hilton is the beneficial owner of 1,977,194 shares, or 7.5%, of the Company’s outstanding Common Stock. Mr. Hilton’s beneficial ownership consists of 1,823,194 shares of Common Stock held by the Steven J. Hilton Family Trust, of which Mr. Hilton is a trustee and beneficiary and 154,000 shares of Common Stock that can be acquired upon the exercise of options that are or will be exercisable within 60 days of the date on which this Statement is filed. Mr. Hilton’s percentage ownership is based on 26,074,616 shares of Common Stock outstanding as of June 26, 2006. In addition, Mr. Hilton has options to acquire an additional 186,000 shares of Common Stock, which vest as follows:  16,000 in September 2006; 68,000 in 2007; 36,000 in 2008; 36,000 in 2009; 20,000 in 2010; and 10,000 in 2011.

(b)         Mr. Hilton has the sole power to vote and dispose of all the shares that he beneficially owns.

(c)         On May 23, 2006, Mr. Hilton exercised options that were previously granted to him by the Company to acquire 6,208 shares of the Company’s Common Stock for $7.938 per share. On June 2, 2006, the Company granted to Mr. Hilton options to acquire 50,000 shares of the Company’s Common stock for $54.01 per share. These options will vest in five equal annual installments starting on June 2, 2007. On June 8, 2006, Mr. Hilton exercised options that were previously granted to him by the Company to acquire 89,792 shares of the Company’s Common Stock for $7.938 per share. Other than these transactions, Mr. Hilton did not engage in any transactions in the Company’s Common Stock during the past 60 days.

(d)         Not applicable.

(e)         Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not applicable.
Item 7.	Material to Be Filed as Exhibits
Not applicable.

SIGNATURES

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2006.	/s/ Steven J. Hilton
Steven J. Hilton